EXHIBIT 99.77Q2

SUB - ITEM 77Q2.

Based solely on a review of the copies of Section 16(a) forms furnished to the Fund, or written representations that no Forms 5 were required, the Fund believes that during 2004 all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with.